LOAN AGREEMENT

This Loan Agreement, dated as of the _____ day of September, 2010 (this "Agreement"), is by and among COOSA NURSING ADK, LLC, a Georgia limited liability company (the "Borrower") CHRISTOPHER BROGDON, a Georgia resident (the "Personal Guarantor"), ADCARE HEALTH SYSTEMS, INC., an Ohio corporation ("Corporate Guarantor") and METRO CITY BANK, a Georgia banking corporation (the "Lender").

RECITALS

WHEREAS, the United States Department of Agriculture ("USDA") Rural Development has conditionally approved a Business & Industry loan guarantee for one or more loans to Borrower for purposes more particularly described herein;

WHEREAS, Lender is willing to lend the loan amount to Borrower solely under the terms and conditions specified in this Agreement and in the Loan Documents.

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I
DEFINITIONS

1.01.   Certain Defined Terms. As used in this Agreement, the following capitalized terms shall have the meanings respectively assigned to them below, which meanings shall be applicable equally to the singular and the plural forms of the terms so defined:

"*Affiliate*" shall mean, with respect to any Person, (a) any Person which, directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such Person, or (b) any Person who is a director or officer (i) of such Person (ii) of any Subsidiary of such Person, or (iii) of any Person described in clause (a) above. For purposes of this definition, control of a Person shall mean the power, directly or indirectly, (x) to vote ten percent (10%) or more of the Capital Stock having ordinary voting power for the election of directors (or comparable equivalent) of such Person; or (y) to direct or cause the direction of the management and policies of such Person whether by contract or otherwise. Control may be by ownership, contract or otherwise.

"*Anti-Terrorism Laws*" shall mean any statute, treaty, law (including common law), ordinance, regulation, rule, order, opinion, release, injunction, writ, decree or award of any Governmental Authority relating to terrorism or money laundering, including Executive Order No. 13224 and the U.S. Patriot Act.

"*Applicable Interest Rate*" shall mean the Prime Rate plus One and One Half Percent (1.5%), but in no event to be less than Five and One Half Percent (5.5%) per annum. The Prime Rate will be the prime rate, as quoted or published from time to time in the Money Rates section of The Wall Street Journal, or the nearest comparable rate if no such prime rate is quoted, as reasonably determined by the Holder of the Note.

"*Business Day*" shall mean any day during which the Lender is open for business, other than any Saturday, Sunday or other applicable legal holiday.

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"*Capital Stock*" shall mean any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all other ownership interests in a Person (other than a corporation) and any and all warrants or options to purchase any of the foregoing.

"*Change of Control*" shall mean, with respect to the Borrower, the result caused by the occurrence of any event which results or would result, with the giving of notice or the lapse of time (or both), in HEARTH AND HOME OF OHIO, INC. owning (beneficially, legally or otherwise), in the aggregate, less than ONE HUNDRED percent (100%) of any class of the issued and outstanding Capital Stock of Borrower.

"*Collateral*" shall have the meaning ascribed to it in Section 2.04.

"*Closing Date*" shall mean the date as of which: (a) this Agreement and the other Loan Documents shall be executed by all the parties hereto and thereto and delivered to the Lender; and (b) all the conditions precedent required to have been satisfied on or before the Closing Date shall have been satisfied or waived in writing by the Lender. The Lender shall notify the Borrower of the Closing Date if other than the date of this Agreement; provided, however, that the failure to give such notice shall not alter the Closing Date.

"*Code*" shall mean the Uniform Commercial Code as adopted in the state of GEORGIA, as the same may be amended from time to time.

"*Conditional Commitment*" shall mean that certain Conditional Commitment for Guarantee issued by the RD on JULY 29, 2010, as the same may be amended or supplemented.

"*Corporate Guarantor*" shall have the meaning ascribed thereto in the preamble to this Agreement.

"*Default Condition*" shall mean any event that, with or without the giving or receipt of notice or the passage of time (or any combination thereof) would constitute an Event of Default.

"*Default Rate*" the Applicable Interest Rate, plus five percent (5%) per annum.

"*Environmental Laws*" shall mean any and all Federal, foreign, state, local, territorial or municipal laws, rules, orders, regulations, statutes, ordinances, codes, decrees and any and all common law requirements, rules and bases of liability regulating, relating to or imposing liability or standards of conduct concerning pollution, protection of the environment, or the impact of pollutants, contaminants or toxic or hazardous substances on human health or the environment, as now or may at any time hereafter be in effect during the term of this Agreement.

"*Event of Default*" shall have the meaning ascribed thereto in Section 7.01.

"*Executive Office*" shall mean the offices of Borrower located at Two Buckhead Plaza, 3050 Peachtree Road NW, Suite 570, Atlanta, Georgia 30305.

"*Facility*" shall mean all of the real property and improvements, now existing or hereafter constructed on those tracts of land upon which Borrower operates the business or which are used as collateral for the Loan, wherever such may be located, including, without limitation, on the Real Property.

"Fiscal Year" shall mean the fiscal year of Borrower, which shall be the twelve (12) month period ending December 31 of each year, or such other period as the Borrower may designate and as shall be approved by Lender in writing.

"Fixtures Collateral" shall mean all buildings, structures and improvements of every nature whatsoever now or hereafter situated on the Real Property as described in Exhibit "B" (as such term is hereinafter defined), and all fixtures, machinery, building materials, appliances, and equipment of the Borrower of every nature now or hereafter located, on or upon, or intended to be used in connection with, the Real Property Collateral, including, but not by way of limitation, those for the purposes of operating the Facility; supplying or distributing heating, cooling, electricity, gas, water, air and light; and all related machinery and equipment; all plumbing; and all like personal property and fixtures of every kind and character now or at any time hereafter located in or upon the Real Property, or which may now or hereafter be used or obtained in connection therewith, including all extensions, additions, improvements, betterments, after-acquired property, renewals, replacements and substitutions, or proceeds from a permitted sale or any of the foregoing, and all the right, title and interest of Borrower in any such fixtures, machinery, equipment, appliances and personal property subject to or covered by any prior security agreement, conditional sales contract, chattel mortgage or similar lien or claim, together with the benefit of any deposits or payments now or hereafter made by Borrower or on behalf of Borrower, or any improvements thereon or any part thereof or are now or hereafter acquired by Borrower; and all equipment and fixtures constituting proceeds acquired with cash proceeds of any of the property described herein, and all other interest of every kind and character in all of the real, personal, and mixed properties described herein that Borrower may now own or at any time hereafter acquire, all of which are hereby declared and shall be deemed to be fixtures and accessions to the Real Property, as between the parties hereto and all persons claiming by, through or under them.

"Funding" shall mean the act of Lender disbursing money to Borrower or for the benefit of Borrower under and pursuant to the terms of this Agreement and the Note.

"GAAP" shall mean Generally Accepted Accounting Principles, consistently applied.

"Governmental Authority" shall mean any federal, state, territorial or local government or political subdivision, or any agency, authority, bureau, central bank, commission, department or instrumentality of either, or any court, tribunal, grand jury or arbitration, whether international, federal, territorial, state or local.

"Guarantee Fee" shall have the meaning ascribed thereto in Section 2.03(a).

"Guaranteed Percent" shall be equal to SEVENTY percent (70%).

"Guarantor" shall mean each Corporate Guarantor, each Personal Guarantor, and each Person executing a Guaranty.

"Guaranty" means the guaranty from each Guarantor to Lender guarantying the repayment of the Loan and performance of all other Obligations of Borrower, including without limitation a guaranty of all or a part of the Note.

"Hazardous Substances" shall mean any substances defined or designated as hazardous or toxic waste, hazardous or toxic material, hazardous or toxic substance or similar term, under any Environmental Law.

"Lien" shall mean any interest of any kind or nature in property securing an obligation owed to, or a claim of any kind or nature in property by, a Person other than the owner of the Property, whether

such interest is based on the common law, statute, regulation or contract and including, but not limited to, a security interest or lien arising from a security agreement, mortgage, encumbrance, pledge, conditional sale or trust receipt, a lease, possession, consignment or bailment for security purposes, a trust or an assignment. For the purpose of this Agreement, Borrower shall be deemed to be the owner of any Property which it has acquired or holds subject to a conditional sale agreement or other arrangement pursuant to which title to the Property has been retained by or vested in some other Person for security purposes.

"*Loan*" shall have the meaning ascribed thereto in Section 2.01(a).

"*Loan Documents*" shall mean any one or more of this Agreement, the Note(s), the Guaranties, the Security Agreements, the Conditional Commitment, various pledges, mortgages, assignment, agreements, certificates, instruments and other documents executed and/or delivered in connection with the Loan, including without limitation, a Pledge and Security Agreement for the pledge of a certificate of deposit with Lender.

"*Material Adverse Effect*" shall mean a material adverse effect with respect to (a) the business, assets, properties, financial condition, contingent liabilities, material agreements or results of operations of Borrower and/or its Subsidiaries, or (b) Borrower's ability to pay the Obligations in accordance with the terms hereof, or (c) the validity or enforceability of this Agreement or of any of the other Loan Documents or the rights and remedies of Lender hereunder or thereunder.

"*Maturity Date*" shall have the meaning ascribed thereto in Section 2.02(a).

"*Note*" shall have the meaning ascribed thereto in Section 2.02(a).

"*Obligations*" as of any date shall mean any and all of the obligations of the Borrower (i) to repay the balance of the Loan then outstanding (including future advances), including accrued and unpaid interest thereon, (ii) to pay or otherwise perform or satisfy all of the other amounts to be paid and obligations to be performed or otherwise satisfied by the Borrower under this Agreement and the other Loan Documents (whether individually, jointly, severally or otherwise).

"*Permitted Indebtedness*" shall mean (a) indebtedness secured by purchase money liens; (b) indebtedness arising under this Agreement and the other Loan Documents; (c) deferred taxes and other expenses incurred in the ordinary course of business; and (d) other indebtedness existing on the Closing Date and listed on Schedule 1.1(a) attached hereto.

"*Permitted Lien*" shall mean (a) Liens securing taxes, assessments or governmental charges or levies not yet due; (b) the claims or demands of materialmen, mechanics, carriers, warehousemen and other like persons not yet due; (c) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance, social security and other similar laws; (d) Liens on fixed assets securing purchase money indebtedness permitted under Section 6.02; provided that: (i) such Lien attached to such assets concurrently with, or within 10 days of, the acquisition thereof, and only to the assets so acquired, and (ii) a description of the asset acquired is furnished to Lender; and (e) Liens existing on the Closing Date which are shown on Schedule 1.01(b) attached hereto and made a part hereof.

"*Person*" shall mean an individual, partnership, corporation, trust, limited liability company, limited liability partnership, unincorporated association or organization, joint venture or any other entity.

"Personal Guarantor" shall have the meaning ascribed thereto in the preamble to this Agreement.

"Property" shall mean any interest of Borrower in any kind of property or asset, whether real, personal or mixed, tangible or intangible.

"RD" shall mean the USDA Rural Development, an agency of the United States Department of Agriculture, and any successor department, agency or instrumentality authorized to administer the Business and Industrial Guaranteed Loan Program.

"RD Guarantee" shall mean the guarantee backed by the full faith and credit of the United States provided by RD of a specified percentage of the outstanding amount of the Loan pursuant to the Conditional Commitment.

"Real Property" shall mean the real property described on Exhibit "A" attached hereto.

"Real Property Collateral" shall mean the Real Property and all of the interest of Borrower in all easements, rights-of-way, licenses, operating agreements, strips and gores of land, vaults, streets, ways, alleys, passages, sewer rights, waters, water courses, water rights and powers, oil and gas and other minerals, flowers, shrubs, trees, timber and other emblements now or hereafter located on the Real Property or under or above the same or any part or parcel thereof, and all estates, rights, titles, interests, privileges, liberties, tenements, hereditament and appurtenances, reversion and reversions, remainder and remainders, whatsoever, in any way belonging, relating or appertaining to the Real Property or any part thereof, or that hereafter shall in any way belong, relate or be appurtenant thereto, whether now owned or hereafter acquired by Borrower.

"Security Agreement" shall mean and include without limitation any agreements, promises, covenants, arrangements, understandings or other agreements, whether created by law, contract or otherwise, evidencing, governing, representing or creating a Lien or security interest.

"Soft Costs" shall mean all costs, expenses and fees incurred by Lender, Borrower and Guarantors in preparing and documenting this Agreement and all documents and instruments related thereto, together with the Structuring Fee, the Guaranty Fee and all other loan related fees and costs, including but not limited to filing and recording fees, costs of appraisals, surveys, environmental studies or reports, insurance and attorneys fees.

"Structuring Fee" shall have the meaning ascribed thereto in Section 2.03(b).

"Subsidiary" with respect to any Person at any time, (i) any corporation more than fifty percent (50%) of whose voting stock is legally and beneficially owned by such Person or owned by a corporation more than fifty percent (50%) of whose voting stock is legally and beneficially owned by such Person; (ii) any trust of which a majority of the beneficial interest is at such time owned directly or indirectly, beneficially or of record, by such Person or one or more Subsidiaries of such Person; and (iii) any partnership, joint venture, limited liability company or other entity of which ownership interests having ordinary voting power to elect majority of the board of directors or other Persons performing similar functions are at such time owned directly or indirectly, beneficially or of record, by, or which is otherwise controlled directly, indirectly or through one or more intermediaries by, such Person or one or more Subsidiaries of such Person.

"Tangible Balance Sheet Equity" shall mean equity, as that term is defined by GAAP, calculated and adjusted pursuant to RD Instruction 4279-B (§4279.131(d)), as the same may be amended or supplemented.

1.02 Schedules and Exhibits. All Schedules and Exhibits attached hereto are a part of this Agreement.

ARTICLE II
LOAN AMOUNT; TERMS; FEES; COLLATERAL

2.01   Loan.

(a)   Loan.   The loan shall be in an amount not to exceed the principal sum of SEVEN MILLION FIVE HUNDRED THOUSAND AND 00/100 DOLLARS ($7,500,000.00) (the "Loan") and shall bear interest at the Applicable Interest Rate on so much of the principal sum as shall be advanced pursuant to the terms of this Agreement and the Loan Documents.

(b)   Purpose.   Proceeds of the Loan will be used by the Borrower as follows:

(i) $7,500,000 to purchase the Real Property;

The Loan amount shall be subject at all times to all maximum limits and conditions set forth in the statutes and regulations governing the USDA B&I Loan Guarantee program, this Agreement or in any of the Loan Documents, including without limitation, any limits relating to loan to value ratios and acquisition and other costs.

2.02   Promissory Note.

(a)   The Loan shall be evidenced by a negotiable secured promissory note, duly executed by Borrower (herein called, together with any renewals and extensions thereof, the "Note"), dated of even date herewith, in the principal amount of SEVEN MILLION FIVE HUNDRED THOUSAND AND 00/100 DOLLARS ($7,500,000.00) and made payable to the order of the Lender. Principal and interest on the Note shall be calculated and due and payable in the amount, manner and at the times set forth therein, with final maturity of the Note being on the date that is 25 YEARS following the Closing Date (the "Maturity Date"). The Note shall be amortized over a period of 25 YEARS. The Applicable Interest Rate cannot be adjusted more often than quarterly. Notwithstanding the foregoing, in the event that the USDA Regulations are hereafter revised to permit the adjustment of the interest rate to occur on a monthly (rather than quarterly) basis, at the Holder's option, the interest rate shall thereafter be adjusted each calendar month. Interest shall be calculated on an Actual/360 basis.

(b)   Each payment of the Obligations shall be paid directly to the Lender in lawful money of the United States of America at the Lender's main office located at 5441 Buford Highway, Suite 109, Doraville, Georgia 30340, or such other place as the Lender shall designate in writing to the Borrower. Lender may also require Borrower to pay the Obligations through Automated Clearing House ("ACH") debit from an account approved by Lender. Each such payment shall be made in immediately available funds by 2 p.m., Eastern Time, on the date such payment is due, except if such date is not a Business Day, such payment shall then be due on the first Business Day after such date, but interest shall continue to accrue until the date payment is received. Any payment received after 2 p.m., Eastern Time, shall be deemed to have been received on the immediately following Business Day for all purposes, including, without limitation, the accrual of interest on principal.

(c)   Notwithstanding anything to the contrary, any payment of principal, interest or other amount due under this Agreement, the Note or any of the other Loan Documents that is not paid within ten (10) days following its due date, and all of the Loan during the continuance of any Event of Default, shall, to the extent permitted by applicable law, bear interest instead at the Default Rate until the overdue amount is paid in full (with interest) or such Event of Default is no longer continuing, as applicable.

2.03   Fees.

(a) Guarantee Fee. A one time guarantee fee of Two percent (2%) of the Loan multiplied by the Guaranteed Percent shall be payable by Borrower to Lender at or before the Closing Date ("Guarantee Fee").

(b) Structuring Fee. A one time structuring fee of one half percent (0.5%) of the Loan shall be payable by Borrower to Lender and one half percent (0.5%) of the Loan shall be payable by Borrower to Thomas Financial Group, LLC at or before the Closing Date (collectively the "Structuring Fee").

(c) Annual Renewal Fee. In addition to the monthly principal and interest payments required under the terms of the Note, Borrower shall also make payments equal to one-twelfth (1/12) of the annual renewal fee due to the USDA each year; provided, however, these monthly payments shall be proportionately increased during the 2010 calendar year as needed to ensure that Borrower pays the first annual renewal fee in full prior to December 31, 2010. The annual renewal fee is equal to 0.25% of the guaranteed portion of the outstanding principal balance of the Loan as of each December 31.

(d) Prepayment Premium. When Borrower voluntarily prepays any amount of the outstanding principal balance of the loan, Borrower must, in addition to the principal so prepaid, pay to Lender a prepayment premium for the year as follows:

a. During the first year after the date on which the loan is first disbursed, Ten Percent (10%) of the total prepayment amount;

b. During the second year after the date on which the loan is first disbursed, Nine Percent (9%) of the total prepayment amount;

c. During the third year after the date on which the loan is first disbursed, Eight Percent (8%) of the total prepayment amount;

d. During the fourth year after the date on which the loan is first disbursed, Seven Percent (7%) of the total prepayment amount;

e. During the fifth year after the date on which the loan is first disbursed, Six Percent (6%) of the total prepayment amount;

f. During the sixth year after the date on which the loan is first disbursed, Five Percent (5%) of the total prepayment amount;

g. During the seventh year after the date on which the loan is first disbursed, Four Percent (4%) of the total prepayment amount;

h. During the eighth year after the date on which the loan is first disbursed, Three Percent (3%) of the total prepayment amount;

i. During the ninth year after the date on which the loan is first disbursed, Two Percent (2%) of the total prepayment amount; and

j. During the tenth year after the date on which the loan is first disbursed and thereafter, One Percent (1%) of the total prepayment amount.

2.04   Collateral.   The Obligations of Borrower hereunder shall be secured by the following (collectively, the "Collateral"):

(a)   First priority Lien on and security title to or other security interest in all personal property of Borrower;

(b)   First priority Lien on and security title to or other security interest in the Real Property Collateral and Fixtures Collateral;

(c)   Assignment of Leases and Rents from the Borrower and Corporate Guarantor; and

(d)   First priority Lien on and security title to a certificate of deposit in the amount of $750,000.

ARTICLE III
CONDITIONS PRECEDENT TO CLOSING

On or before the Closing Date (and as a condition to Closing), the following conditions precedent shall be satisfied in full, unless the Lender shall otherwise consent in writing:

(a)   Compliance.   Borrower and each Guarantor shall have performed and complied with all terms and conditions required by this Agreement to be performed or complied with prior to or at the date of any Funding by Lender.

(b)   Representations and Warranties.   Both prior to and after giving effect to any requested Funding, each of the representations, warranties, acknowledgements and certifications of the Borrower and each Guarantor set forth in this Agreement and the other Loan Documents shall be true and correct in all material respects on and as of that date with the same effect as though those representations and warranties had been made on and as of the Closing Date (or as of an earlier date to the extent a representation or warranty specifically relates to such earlier date).

(c)   No Default.   Both prior to and after giving effect to any requested Funding, no Default or Event of Default shall then exist or would result from such borrowing.

(d)   No Material Adverse Effect.   Both prior to and after giving effect to any requested Funding, no event or events have occurred that individually or in the aggregate could reasonably be expected to have, or since the date of this Agreement has had, a Material Adverse Effect.   No adverse change with respect to Borrower shall have occurred since the RD's issuance of the Conditional Commitment, regardless of the cause or causes of the change and whether the change or cause(s) of the change were within the Borrower's control.

(e)   Fees.   Borrower and Guarantors shall make pay in full the Guarantee Fee, Structuring Fee and of all other fees and expenses related to the Loan and/or the Closing required to be paid by Borrower pursuant to the terms of the Loan Documents.

(f)   Tangible Equity.   The Lender or its designee shall have received evidence (in form and substance reasonably acceptable to the Lender) that Borrower has a minimum of TEN percent (10%) Tangible Balance Sheet Equity.

(g)   Lien Searches. Lender shall have performed such lien searches and such other diligence investigations as the Lender may desire, the results of which shall be satisfactory to Lender in its sole discretion. Any such search and/or investigation shall not excuse any misrepresentation or Default by Borrower or any Guarantor.

(h)   Phase I Environmental. Lender shall have received a Phase I Environmental Report on the Facility which is satisfactory to Lender in its reasonable discretion.

(i)   Lender Account. Borrower shall open a depository account with the Lender from which payments of principal, interest and other fees relating to the Loan may be paid.

(j)   Appraisal. An appraisal shall be prepared for the Collateral, at Borrower's expense, which in form and substance shall be satisfactory to Lender, in Lender's sole discretion, which appraisal shall comply with all applicable regulatory requirements, and which appraisal states that the Collateral has a value equal to at least $9,375,000.

(k)   Zoning. Borrower shall have furnished evidence satisfactory to Lender that each Facility is duly and validly zoned for and is compliance with all governmental regulations, laws, rules and ordinances applicable to and governing the construction, maintenance, and operation of the Facility and the business conducted, or proposed to be conducted, by the Borrower.

(l)   Financial Statements. Borrower shall have furnished to Lender financial statements of Borrower and each Guarantor not more than ninety (90) days old, containing, at a minimum, a balance sheet and profit and loss statement. If there is more than one Borrower, the financial statements must show each Borrower individually as well as on a consolidated basis.

(m)   Insurance Policies. Lender shall have received a copy of the policy or other affirmative evidence in respect of all insurance required hereunder, in form and substance acceptable to Lender, evidencing that all required insurance is in full force and effect, and Lender has been named as mortgagee or lender's loss payee in a manner satisfactory to Lender.

(n)   Opinion of Counsel. Lender shall have received an opinion of counsel satisfactory to it from an independent legal counsel of Borrower opining, inter alia, that each Loan Document to which the Borrower or Guarantor is a party is valid, binding and enforceable in accordance with its terms, as applicable, and that the execution, delivery and performance by the Borrower or Guarantor, as applicable, of the Loan Documents to which such Person is a party: (i) are duly authorized, (ii) do not violate any terms, provisions, representations or covenants in the articles of incorporation, by-laws or other organizational agreement of the Company or Corporate Guarantor, as the case may be, and (iii) to the best knowledge of such counsel, do not violate any terms, provisions, representations or covenants in any Security Agreement or other material contract to which the Borrower or Guarantor is a signatory (as applicable) or by which the Borrower, Guarantor, or any of their assets, are bound.

(o)   Licenses and Permits. Borrower shall have received and shall provide evidence of same to Lender that Borrower has obtained all licenses, permits, certificates and other governmental permission necessary or desirable in order to own and operate the business of Borrower.

(p)   Title Insurance. Lender shall have received a commitment from a title insurance company approved by Lender and authorized to do business in the State of ALABAMA to issue a title insurance policy with respect to the Real Property Collateral, and the total amount shall be the appraised value of the Real Property Collateral, with no exceptions other than those approved by Lender. Such title insurance commitment shall recite that Lender shall have a first priority lien on the Real Property Collateral.

(q) Survey Requirements. Lender shall require an "as built" survey for the Real Property, prepared by a registered land surveyor or registered professional engineer, in accordance with Tennessee law, as appropriate.

(r) Delivery of Loan Documents and Supporting Documentation. The Lender or its designee shall have received from Borrower and each Guarantor, as applicable:

1) this Agreement, the Note, the Security Agreement, each Guaranty and all other Loan Documents, duly executed by Borrower and/or Guarantor (as applicable);

2) a certificate from a duly authorized representative of Borrower certifying that, on and as of the Closing Date, (i) all representations and warranties are true and correct in all material respects, (ii) no Default or Event of Default has occurred and is continuing, and (iii) no Material Adverse Change has occurred and/or is continuing (a "Bringdown Certificate");

3) a copy of Borrower's and each Corporate Guarantor's certificate of organization (or other applicable organizational documents), and all modifications, amendments and restatements thereof, certified as of a recent date by the Secretary of State of its state of formation;

4) a copy of Borrower's operating agreement and each Corporate Guarantor's operating agreement, and by-laws, as appropriate, together with all modifications, amendments and restatements thereof, certified as of a recent date by a duly authorized representative or officer of Borrower and each Corporate Guarantor;

5) a Certificate of Existence of Borrower and each Corporate Guarantor, certified as of a recent date from the Secretary of State of formation;

6) certificate of a duly authorized representative of Borrower, dated the Closing Date, as to the due authorization of the negotiation, execution, delivery and performance by Borrower of this Agreement and each of the other Loan Documents to which it is or becomes a party (with the appropriate resolutions attached) and the incumbency and signatures of its officers, managers or duly authorized representatives who are authorized to execute any instrument, agreement, or other Loan Document in connection with the transactions contemplated by this Agreement;

7) for each Corporate Guarantor, a certificate of a duly authorized representative of each such Guarantor, dated the Closing Date, as to the due authorization of the negotiation, execution, delivery and performance by Guarantor of the Guaranty and each of the other Loan Documents to which it is or becomes a party (with the appropriate resolutions attached) and the incumbency and signatures of its officers, managers or duly authorized representatives who are authorized to execute any instrument, agreement, or other Loan Document in connection with the transactions contemplated by this Agreement;

8) certified copies of all consents, approvals, authorizations, registrations, and filings required to be made or obtained by the Borrower in connection with the Loan and any transaction being financed with the proceeds of the Loan, and such consents, approvals, authorizations, registrations, filings and orders shall be in full force and effect and all applicable waiting periods shall have expired and no investigation or inquiry by any governmental authority regarding the Loan or any transaction being financed with the proceeds thereof shall be ongoing; and

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9) such other documents, certificates and information as shall have been requested by Lender.

(s)   Continuing Compliance. At the time of the initial Funding of the Loan and each disbursement thereunder or thereof, there shall not exist any event, condition or act which constitutes an Event of Default hereunder or any Default Condition, nor shall an Event of Default or Default Condition exist after giving effect to the making of such Funding.

ARTICLES IV
REPRESENTATIONS & WARRANTIES

To induce the Lender to enter into this Agreement and the other Loan Documents to which it is a party and to make and continue the Loan to the Borrower, the Borrower and each Guarantor represents and warrants to the Lender that, as of the date hereof, and as of the date of each Funding, as follows:

4.01   Principal Business Activity. Borrower is a company engaged in the business of owning and operating skilled nursing facilities.

4.02   Organization; Powers; Etc. (a) Borrower is a limited liability company, duly organized, validly existing and in good standing under the laws of the state of GEORGIA; (b) The Corporate Guarantor is a corporation, duly organized, validly existing and in good standing under the laws of the state of OHIO; (c) Borrower has the power and authority to carry on its business as now conducted and to own or hold the assets and properties it purports to own or hold; (d) Borrower is duly qualified, licensed or registered to transact its business and in good standing in every jurisdiction in which failure to be so qualified, licensed or registered could reasonably be expected to have or has had a Material Adverse Effect; and (e) Borrower and each Guarantor has the power and authority to execute and deliver this Agreement and each of the other Loan Documents to which it is or will be a party and to perform all of its obligations hereunder and thereunder.

4.03   Authorization; Conflicts and Validity. Neither the execution and delivery of this Agreement and the other Loan Documents, nor consummation of any of the transactions herein or therein contemplated, nor compliance with the terms and provisions hereof or thereof, will contravene or conflict with any provision of law, statute or regulation to which Borrower or any Guarantor is subject or any judgment, license, order or permit applicable to Borrower or any Guarantor or any indenture, mortgage, deed of trust or other instrument to which Borrower or any Guarantor may be subject except where such contravention or conflict with such indenture, mortgage, deed of trust or other instrument would not have a Material Adverse Effect. No consent approval, authorization or order of any court, governmental authority or third party is required in connection with the execution and delivery by Borrower or any Guarantor of this Agreement or any of the other Loan Documents or to consummate the transaction contemplated herein or therein which has not been acquired, except where failure to acquire such consent would not have a Material Adverse Effect.

4.04   Subsidiaries. Borrower does not have any Subsidiaries.

4.05   Capital Stock. The authorized and outstanding Capital Stock of Borrower is as shown on Schedule 4.05 attached hereto and made a part hereof. All of the Capital Stock of Borrower has been duly and validly authorized and issued and is fully paid and non-assessable and has been sold and delivered to the holders thereof in compliance with, or under valid exemption from, all Federal and state laws and the rules and regulations of all Governmental Authorities governing the sale and delivery of securities. There are no subscriptions, warrants, options, calls, commitments, rights or agreements by which Borrower or any of the owners of Borrower is bound relating to the issuance, transfer, voting or redemption of shares of Capital Stock of Borrower. Borrower has not issued any securities convertible into or exchangeable for shares of its Capital Stock or any options, warrants or other rights to acquire such shares or securities convertible into or exchangeable for such shares. There has been no change in ownership of the Borrower after issuance of the Conditional Commitment except as previously approved in writing by the Lender and the RD.

4.06   Investments; Guarantees, etc.

(a)   Borrower does not own or hold equity or long term debt investments in, or have any outstanding advances to, any other Person.

(b)   Except as shown on Schedule 4.06(b), Borrower has not entered into any leases, licenses, easements or similar agreement for real or personal Property (whether as landlord, tenant, licensee, licensor or otherwise).

(c)   Except for Permitted Liens, Borrower has not agreed or consented to cause or permit any of its Property whether now owned or hereafter acquired to be subject in the future (upon the happening of a contingency or otherwise) to a Lien not permitted by this Agreement.

4.07   Environmental Matters.

(a)   No Property presently owned, leased or operated by Borrower contains, or has previously contained, any Hazardous Substances in amounts or concentrations which (i) constitute or constituted a violation of, or (ii) could give rise to liability under, any Environmental Law.

(b)   Borrower is in material compliance, and, for the duration of all applicable statutes of limitations periods, has been in material compliance with all applicable Environmental Laws, and there is no contamination at, under or about any properties presently owned, leased or operated by Borrower or any violation of any Environmental Law with respect to such properties which could reasonably be expected to interfere with any of their continued operations or reasonably be expected to impair the fair saleable value thereof.

(c)   Borrower has not received any notice of violation, alleged violation, noncompliance, liability or potential liability regarding environmental matters or compliance assessment with Environmental Laws and Borrower has no knowledge that any such notice will be received or is being threatened.

(d)   Hazardous Substances have not been transported or disposed of in any manner or to a location which are reasonably likely to give rise to liability of Borrower under any Environmental Law.

(e)   No judicial proceeding or governmental or administrative action is pending, or to the knowledge of Borrower, threatened under any Environmental Law to which Borrower is, or to Borrower's knowledge will be, named as a party, nor are there any consent decrees or other decrees, consent orders, administrative orders or other orders, or other administrative or judicial requirements outstanding under any Environmental Law, the implementation of which is reasonably likely to have a Material Adverse Effect.

4.08   Litigation. There is no litigation, action, suit, investigation or governmental proceeding pending or, to the knowledge of the Borrower or Borrower's principals or officers, threatened against or affecting the Borrower at law or in equity (whether or not reportedly on behalf of the Borrower) before or by a Governmental Authority which may reasonably be expected to result, or has resulted, in any adverse change in business, operations, properties or assets, or in the conditions, finances or otherwise of the Borrower or any of its Subsidiaries.

4.09   Legal and Enforceable Agreement. The Loan Documents, when duly executed and delivered by Borrower and/or each Guarantor (as applicable) will be legal, valid and binding obligations of the Borrower and/or each Guarantor (as applicable), enforceable in accordance with their respective terms and provisions except (i) as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

4.10   Financial Statements, Etc. All financial statements and any reports and related notes and schedules delivered by Borrower to Lender or its designees, whenever so delivered: (i) have been prepared in accordance with GAAP consistently applied throughout the period covered thereby, except as otherwise expressly noted therein; and (ii) are a complete, accurate, and fair presentation in all material respects of the financial condition of the Borrower as of the date thereof, and the results of its operations for the period covered thereby, subject to normal year-end adjustments and lack of footnotes for interim financial statements. No event or events have occurred and is continuing that individually or in the aggregate could reasonably be expected to have or has had a Material Adverse Effect. If, by the time of Closing, the financial statements of Borrower and/or any Guarantor are more than sixty (60) days old, the Lender may require the Borrower and/or a Guarantor, as applicable, to submit current financial statements which will be provided to the RD.

4.11   Document Delivery. The Borrower has delivered to the Lender and its counsel true, complete and correct copies of Borrower's Articles of Organization and Operating Agreement, together with all supplements, modifications and amendments thereto and restatements and replacements thereof.

4.12   Compliance with Applicable Law.   The Borrower is not in violation of any law, statute, ordinance, governmental rule or regulation of the United States of America or of any territory, state, town, municipality, county or of any other country, jurisdiction or any agency or department thereof to which it is subject, and is not in default under any material agreement, contract or understanding to which it is a party, except where any noncompliance therewith or violation thereof has not had and could not reasonably be expected to have a Material Adverse Effect.

4.13   Payment of Debts and Taxes. (a) The Borrower has filed all required tax returns with the appropriate taxing authorities respecting its operations, assets and properties and has paid or caused to be paid all taxes shown on those returns and all other fees, assessments and other governmental charges upon Borrower or any of its Property, income or franchises, to the extent due, except those being contested in good faith by appropriate proceedings, with adequate reserves set aside. (b) The Borrower is current in its payment of all material debts and performance of all material obligations (other than taxes), and there exists no Default Condition or Event of Default with respect to such material obligations. (c) Borrower is not aware of any proposed additional tax assessment or tax to be assessed against or applicable to Borrower or its Property.

4.14   Assets and Collateral. The Borrower or Corporate Guarantor is the owner of all Collateral, free and clear of all liens, security interests, claims or other encumbrances, except for Permitted Liens. The Borrower or Corporate Guarantor (as applicable) has full power and authority and the unconditional right

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to grant to the Lender the lien upon, security interests and security title respecting the Collateral contemplated in this Agreement and the other Loan Documents. The Lender will have a legal, valid, binding, enforceable and perfected first priority lien upon, security interests and security title in and to all of the Collateral, including any instruments included within the Collateral now or hereafter pledged, held or deposited with Lender pursuant to this Agreement and the other Loan Documents if the Lender maintains possession of such instruments.

4.15   No Adverse Change. No adverse change in the financial or any other condition of the Borrower has occurred since the date of the Loan application, regardless of the cause or causes of the change and whether the change or cause(s) of the change were within the Borrower's control.

4.16   Names and Intellectual Property.

(a)   Within the five (5) years prior to the Closing Date, neither Borrower nor any Corporate Guarantor has conducted business under or used any other name (whether corporate or assumed). Borrower is the sole owner of all names listed on such Schedule and any and all business done and all invoices issued in such trade names are Borrower's sales, business and invoices. Each trade name of Borrower represents a division or trading style of Borrower and not a separate Subsidiary or Affiliate or independent entity.

(b)   All trademarks, service marks, patents or copyrights which Borrower uses, plans to use or has a right to use are shown on Schedule 4.16(b) and, except as shown on Schedule 4.16(b), Borrower is the sole owner of such property. Borrower is not in violation of any rights of any other Person with respect to such property.

(c)   (i) Borrower does not require any copyrights, patents, trademarks or other intellectual property, or any license(s) to use any patents, trademarks or other intellectual property in order to provide services to its customers in the ordinary course of business; and (ii) Lender will not require any copyrights, patents, trademarks or other intellectual property or any licenses to use the same in order to provide such services after the occurrence of an Event of Default.

4.17   Government Regulations.

(a)   The use of the proceeds of and Borrower's issuance of the Note will not directly or indirectly violate or result in a violation of Section 7 of the Securities Exchange Act of 1934, as amended, or any regulations issued pursuant thereto, including, without limitation, Regulations U, T and X of the Board of Governors of the Federal Reserve System, 12 C.F.R., Chapter II. Borrower does not own or intend to carry or purchase any "margin stock" within the meaning of said Regulation U.

(b)   Borrower has obtained all licenses, permits, franchises or other governmental authorizations necessary for the ownership of its Property and for the conduct of its business.

(c)   As of the date hereof, Borrower is in compliance with all applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Borrower does not maintain any single employer employee pension plan (as defined in Section 3(2) of ERISA), Borrower does not participate in any multi-employer pension plan subject to ERISA and Borrower is not a member of any Controlled Group (as defined by ERISA).

(d)   Borrower is current with all reports and documents required to be filed with any territory, state or Federal securities commission or similar agency and is compliance in all material respects with all applicable rules and regulations of such commissions.

4.18   Adverse Contracts. Borrower is not a party to any contract or agreement, or subject to any charge, corporate restriction, judgment, decree or order which materially and adversely affects its business, property, assets, operations or condition, financial or otherwise.

4.19   Insolvency. After giving effect to the transactions contemplated under this Agreement, Borrower is solvent, is able to pay its debts as they become due, and has adequate working capital to carry on its business and all businesses in which it is about to engage. Borrower will not be rendered insolvent by the execution and delivery of this Agreement or any of the other Loan Documents executed in connection with this Agreement or by the transactions contemplated hereunder or thereunder.

4.20   No Misrepresentation by the Borrower. No representation or warranty of the Borrower or a Guarantor made or contained in this Agreement or any other Loan Document and no report, statement, certificate, schedule or other document or information furnished or to be furnished by or on behalf of the Borrower or a Guarantor in connection with the transactions contemplated by this Agreement and the other Loan Documents contains or will contain a misstatement of material fact or omits or will omit to state a material fact required to be stated therein in order to make it, in the light of the circumstances under which made, not misleading. Neither Borrower nor any Guarantor has knowledge of any liability of any nature, whether accrued, absolute, contingent or otherwise, or knowledge of any other fact, which singularly or in the aggregate could have a Material Adverse Effect.

4.21   Anti-Terrorism Laws.

(a)   General. Neither Borrower nor any Affiliate of Borrower is in violation of any Anti-Terrorism Law or engages in or conspires to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in any Anti-Terrorism Law.

(b)   Executive Order No. 13224. Neither Borrower nor any Subsidiary of Borrower is any of the following (each a "Blocked Person"):

i.   A Person that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order No. 13224;

ii.   A Person owned or controlled by, or acting for or on behalf of, any Person that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order No. 13224;

iii.   A Person with which Lender is prohibited from dealing or otherwise engaging in any transaction by any Anti-Terrorism Law;

iv.   A Person that commits, threatens or conspires to commit or supports "terrorism" as defined in the Executive Order No. 13224;

v.   A Person that is named as a "specially designated national" on the most current list published by the U.S. Treasury Department Office of Foreign Asset Control at its official website or any replacement website or other replacement official publication of such list; or

vi.   A Person who is affiliated with a Person listed above.

(c)   Additional Information. Borrower acknowledges that Lender's performance hereunder is subject to compliance with all such laws, regulations and executive orders, and in furtherance of the foregoing, the Borrower agrees to provide to Lender all information about the Borrower's ownership, officers, directors, customers and business structure and Lender reasonably may require to comply with such laws, regulations and executive orders.

4.22   Continuing Representations. These representations and warranties shall be considered to have been made as of Closing and again at and as of the date of each Funding and shall be true and correct as of that date.

ARTICLE V
AFFIRMATIVE COVENANTS

Until satisfaction in full of all Obligations, Borrower and each Guarantor agree and covenant that (unless Lender shall otherwise consent in writing):

5.01   Payment of Loan/Performance of Obligations. Borrower shall duly and punctually pay or cause to be paid the principal and interest of the Note in accordance with its terms and duly and punctually pay and perform, or cause to be paid and performed, all Obligations hereunder and under the other Loan Documents.

5.02   Maintenance of Existence. Borrower shall maintain its due organization, valid existence and good standing under the State of Georgia, conduct its business in an orderly and efficient manner consistent with good business practices and in accordance with all valid regulations, laws and orders of any Governmental Authority and will act in accordance with customary industry standards in maintaining and operating its assets, properties (including its trademarks and other intellectual property) and investments, except where the failure to comply would not have a Material Adverse Effect. Borrower will conduct and carry on its business in substantially the same field of activity as has been originally planned and as documented in the Loan application and in this Agreement.

5.03   Accrual and Payment of Taxes. Borrower, during each Fiscal Year, shall accrue all current tax liabilities of all kinds, all required withholding of income taxes of employees, all required old age and unemployment contributions, and all required payments to employee benefit plans, and pay the same when they become due.

5.04   Payment of Taxes and Claims. Borrower shall pay, before they become delinquent, all taxes, assessments and governmental charges, or levies imposed upon it, or upon Borrower's Property; provided, however, that Borrower shall not be required to pay any such tax, assessment, charge, levy, claim or demand if the amount, applicability or validity thereof shall, at the time, be contested in good faith and by appropriate proceedings by Borrower, and if Borrower shall have set aside on its books adequate reserves in respect thereof, if so required in accordance with GAAP, and provided that Borrower's title to, and its right to use, its Property are not materially adversely affected thereby.

5.05   Issue Taxes. Borrower shall pay all taxes (other than taxes based upon or measured by any Lender's income or revenues or any personal property tax) if any, in connection with the issuance of the Note and the recording of any Lien documents. The obligations of Borrower hereunder shall survive the payment of Borrower's Obligations hereunder and the termination of this Agreement.

5.06   Records Respecting Collateral. Adequate records of the Collateral will be kept at the Executive Office and will not be removed from such address without the prior written consent of Lender.

5.07   Financial and Other Information.   The Borrower shall deliver the following financial statements and other information to the Lender:

a)   Annual Financial Statements of Borrower. Within ninety (90) days following the end of the Borrower's Fiscal Year, Borrower will forward to Lender its annual compiled financial statements for the just ended Fiscal Year.   These compiled financial statements shall include the consolidated and consolidating (if applicable) income and cash flow statements of Borrower and its Subsidiaries for such Fiscal Year, and the consolidated and consolidating (if applicable) balance sheet of Borrower and its Subsidiaries as at the end of such Fiscal Year, setting forth in each case in comparative form the corresponding figures as at the end of and for the previous Fiscal Year, all in reasonable detail, including all supporting schedules, and prepared by an independent public accounting firm acceptable to Lender.

b)   Quarterly Financial Statements. Within thirty (30) days following the end of each fiscal quarter, Borrower will forward to Lender financial statements prepared by the Borrower for the just ended fiscal quarter. These financial statements shall include the consolidated and consolidating (if applicable) income and cash flow statements of Borrower and its Subsidiaries for such quarter and for the expired portion of the Fiscal Year ending with the end of such fiscal quarter, setting forth in comparative form the corresponding figures for the corresponding periods of the previous Fiscal Year, and the consolidated and consolidating (if applicable) balance sheet of Borrower and its Subsidiaries as at the end of such fiscal quarter, setting forth in comparative form the corresponding figures as at the end of the corresponding periods of the previous Fiscal Year, all in reasonable detail and certified by Borrower's chief financial officer to have been prepared from the books and records of Borrower.

c)   Compliance Certificate.   In addition, concurrently with the delivery of the financial statements referenced in subsections (a) and (b) above, and otherwise upon request of Lender, Borrower shall deliver a certificate from the authorized representative or chief financial officer of the Borrower certifying as to whether there exists a Default Condition or an Event of Default on the date of such certificate, and if a Default Condition or an Event of Default exists, specifying the details thereof and the action which the Borrower has taken or proposes to take with respect thereto.

d)   Annual Financial Statements and Tax Returns for Guarantors. Within ninety (90) days of the end of each calendar year, each Guarantor shall deliver to Lender annual financial statements (i.e. personal financial statements for each Personal Guarantor and balance sheet, income statement and cash flow statement for each Corporate Guarantor) and signed federal and state tax returns for the calendar year just ended, in each case prepared by an independent certified public accountant.

e)   Employee Reports. The Borrower shall submit a report annually to the Lender and RD as of December 31 indicating the total number of employees as of that date. This report will be broken down to show permanent employees, part-time employees and seasonal employees.

5.08   Compliance with Laws. Borrower shall comply with the requirements of all applicable laws, rules, regulations and orders of any Governmental Authority, including, without limitation, all applicable Environmental Laws.

5.09   Condition of Properties. Borrower shall keep all buildings, improvements, machinery and equipment and other Property located on or used or useful in connection with the Facility in good repair, working order and condition, reasonable wear and tear excepted, and from time to time shall make all needed and proper repairs, renewals, replacements, additions and improvements thereto to keep the same in good operating condition.

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5.10   Inventory, Fixtures and Equipment.   Borrower shall maintain, or cause to be maintained, sufficient inventory, fixtures and equipment of types and quantities at each Facility necessary to enable the Borrower adequately to perform operations at such Facility.

5.11   Litigation and Attorney Fees.   Borrower will pay promptly to Lender without demand, reasonable attorneys fees and all costs and other expenses paid or incurred by Lender in collecting or compromising the Loan or in enforcing or exercising its rights or remedies created by, connected with or provided in this Agreement or any other Loan Document, whether or not suit is filed.

5.12   Lockbox.   Upon Lender's request, Borrower shall establish a lockbox through which Borrower shall instruct all customers to make payment on accounts. Borrower shall execute such agreements as Lender may require to establish the lockbox.

5.13   Financial Records.   Borrower shall keep current and accurate books of records and accounts in which full and correct entries will be made of all of its business transactions, and will reflect in its financial statements adequate accruals and appropriations to reserve, all in accordance with GAAP.

5.14   Notice of Material Adverse Conditions.   Borrower shall promptly notify Lender of: (i) any material adverse change in its financial condition or business; (ii) any default under any material agreement, contract or other instrument to which Borrower is a party or by which any of its properties are bound, or any acceleration of any maturity of any indebtedness owed by the Borrower; (iii) any material adverse claim against or affecting Borrower or any of its properties; (iv) any litigation, or any claim or controversy which might become the subject of litigation, against Borrower or affecting any of the Collateral, if such litigation or potential litigation might, in the event of an unfavorable outcome, have a Material Adverse Effect or cause an Event of Default; and (v) the existence and nature of any Default Condition or Event of Default hereunder.

5.15   Additional Information.   Borrower acknowledges and understands that Lender is required to: (i) submit copies of Borrower's management reports to RD (together with Lender's spread, analysis and comments to each quarterly and annual financial statement); (ii) monitor the aging of the Borrower's accounts receivable quarterly and otherwise take appropriate measures to protect the Loan; and (iii) report any adverse action to the RD immediately upon knowledge of such action. To that end, Borrower shall promptly furnish to Lender, at Lender's request, such additional financial or other information concerning assets, liabilities, operations and transactions of Borrower as Lender may from time to time request.

5.16   Payment of Claims.   Borrower shall promptly pay all lawful claims, whether for labor, materials or otherwise, which might or could, if unpaid, become a Lien or charge on the Collateral, unless and to the extent only that the same are being contested in good faith by appropriate proceedings and reasonable reserves have been established therefor, and provided that Borrower's title to and right to use the Collateral are not materially and adversely affected thereby.

5.17   Maintenance of Insurance.   Borrower shall maintain on its Property insurance with responsible and reputable companies in such amounts and covering such risks as is prudent and is usually carried by companies engaged in businesses similar to that of Borrower. The amount of any insurance must be at least equal to the GREATER of: (1) the outstanding balance of this Loan; and (2) the replacement value. Any hazard insurance must be in an amount sufficient to avoid Borrower becoming a co-insurer. Borrower shall obtain liability insurance to protect the Borrower against any claims that might arise from accidents on the premises of the business operations, as well as in connection with any vehicle used by the business on public roads or highways. Borrower shall also maintain worker's compensation insurance in compliance with applicable law. Borrower shall furnish Lender, on request, with certified copies of insurance policies or other appropriate evidence of compliance with the foregoing covenant. Borrower shall furnish, no later than the Closing Date, evidence as to whether the Borrower's facilities are located in a 100-year flood plain if real property will secure the Loan. If the site is located in the 100-year flood plain then the Borrower will obtain National Flood Insurance in sufficient amounts to cover the current replacement value or an amount equal to the total mortgage indebtedness on the property, whichever is GREATER. Borrower shall file with Lender, upon its request, a detailed list of such insurance then in effect stating the names of the insurance companies, the amounts and rates of insurance, the date of expiration thereof, the properties and risks covered thereby and the insured with respect thereto, and, within thirty (30) days after notice in writing from Lender, obtain such additional insurance as Lender may reasonably request. Borrower hereby appoints Lender as Borrower's attorney-in-fact, exercisable at Lender's option to endorse any check which may be payable to Borrower in order to collect the proceeds of such insurance and any amount or amounts collected by Lender pursuant to the provisions of this Section may be applied by Lender, in its sole discretion, to any Obligations or to repair, reconstruct or replace the loss of or damage to Collateral as Lender in its discretion may from time to time determine. Borrower shall notify Lender immediately upon Borrower's receipt of a notice of termination, cancellation, or non-renewal from its insurance company of any policy.

5.18   Licenses; Privileges. Borrower shall preserve and maintain all licenses, privileges, franchises, certificates, approvals and the like necessary for the lawful operation of its business and shall continue to engage in substantially the same business as presently conducted. Borrower shall submit to Lender copies of renewals of permits as received on an on-going basis. Borrower is to take all necessary steps to remain in good standing with all of its licensing authorities. The Borrower shall notify Lender immediately of any adverse findings made by licensing authorities, and shall further notify Lender if these findings cannot be corrected within thirty (30) days. In the event Borrower (or the Facility) loses their permits, this will constitute a non-monetary default under the Loan.

5.19   Access. Borrower shall, from time to time and at all reasonable times as Lender or RD shall request, permit representatives designated by the Lender or RD to (1) visit and inspect any of the Property that comprises the Collateral; (2) have access to the premises of Borrower, the books and records of the Borrower and the Collateral, (3) make copies of, or excerpts from, those books and records; and (4) discuss the Collateral or the accounts, assets, business, operations, properties or condition, financial or otherwise, of the Borrower with its officers, managers, employees, accountants, attorneys and agents.

5.20   Bank Account. Borrower shall open and maintain in good standing a depository bank account with Lender in the name of Borrower.

5.21   Further Assurances. Borrower shall duly execute and deliver (cause to be executed and delivered) to Lender any instrument, invoice, document, document of title, warehouse receipt, bill of lading, order, financial statement, assignment, waiver, consent or other writing which may be reasonably necessary to Lender to carry out the terms of this Agreement and any of the other Loan Documents and to perfect and maintain its Lien upon and security interest in and facilitate the collection of the Collateral, the proceeds thereof, and any other property at any time constituting security to Lender. Borrower shall perform or cause to be performed such acts as Lender may request to establish and maintain for Lender a valid and perfected Lien upon, security interest in and security title to the Collateral, free and clear of any liens, encumbrances or security interests other than in favor of Lender, subject to any Permitted Lien.

5.22   Conditional Commitment. Borrower shall comply with each and every provision of the Conditional Commitment.

5.23   Cost Overruns. All cost overruns, if any, associated with the project will be the responsibility of the Borrower. The Borrower will not allow any change and/or cost overrun on any contract or other commitment which will result in an additional cash flow expenditure and/or debt to the business and/or request for a subsequent loan, either guaranteed or not, without the express written approval of the Lender and the RD. Furthermore, Borrower will not divert funds from purposes identified in the Conditional Commitment for any of the aforementioned items without the express written approval of the Lender and the RD. Failure to comply with the terms of this Section will be considered a material adverse change in the Borrower's financial condition and an Event of Default hereunder. In the event any of the aforementioned increases in costs and/or expenses are incurred by Borrower, the Borrower must provide for such increases in a manner that there is no diminution of the Borrower's operating capital.

5.24   Financial Covenants. Beginning with the first full Fiscal Year of operations of the Facility, and each Fiscal Year thereafter until the Loan is paid and satisfied in full, the Borrower shall maintain the following financial covenants:

a)   Minimum Current Ratio. The Borrower shall maintain a minimum Current Ratio (as that term is defined by GAAP) greater than 1.0 to 1.0.

b)   Maximum Debt-To-Tangible Net Worth Ratio. The Borrower shall maintain a maximum Debt-to-Tangible Net Worth Ratio (as that term is defined by GAAP) equal to or less than Ten to One (10:1).

c)   Minimum Debt Service Coverage. The Borrower shall maintain a minimum debt coverage ratio of 1.1 to 1.0, tested annually throughout the life of the Loan. The debt coverage ratio will be calculated as the consolidated net profit (loss), plus depreciation, plus interest expense paid, divided by the sum of all principal and interest payments due within the year.

d)   Minimum Tangible Balance Sheet Equity. The Borrower shall maintain a minimum Tangible Balance Sheet Equity of at least TEN PERCENT (10%).

5.25   Use of Funds. Borrower shall apply the funds received by it under this Agreement in accordance with the use of Loan proceeds specified in the Conditional Commitment, as amended.

5.26   Environmental Management. According to the Phase I Environmental Site Assessment (Project No. 10-68186.1) dated May 27, 2010 performed by Partner Engineering and Science, Inc., due to the age of the Facility, there is a potential that asbestos-containing materials (ACMs) and/or lead-based paint (LBP) are present. Therefore, Borrower shall implement an operations and maintenance program satisfactory to Lender in order to safely manage the suspect ACMs and LBP located at the Facility.

ARTICLE VI
NEGATIVE COVENANTS

Until satisfaction in full of all Obligations, Borrower and each Guarantor agree and covenant that (unless Lender shall otherwise consent in writing):

6.01   Sale of Collateral. Borrower shall not sell, lease, transfer or otherwise dispose of any of the Collateral, with or without recourse, unless such disposition shall be in the ordinary course of business, for full and fair consideration, and in accordance with the terms and provisions of the Loan Documents. In no event, however, shall such disposition include a transfer for full or partial satisfaction of a pre-existing debt.

6.02   Additional Indebtedness. Except for Permitted Liens and Permitted Indebtedness, Borrower shall not, without the prior written consent of Lender, incur any additional indebtedness relating to the Facility

6.03   Liquidation; Dissolution.   Borrower shall not liquidate, dissolve or reorganize, or merge or consolidate with, or acquire all or substantially all of the assets of, any other company, firm or association, sell the business or make any other substantial change in its capitalization or business.

6.04   Endorsement of Others.   Borrower shall not co-sign, endorse or otherwise assume the liabilities, obligations or indebtedness of any other Person, including, without limitation, any shareholders, officers, members, partners or directors.   Also, the principals of Borrower will refrain from co-signing or endorsing any liability or obligation which will substantially weaken their financial condition.

6.05   Distributions; Dividends/Bonuses.   Dividend payments or bonuses to officers or owners will be limited to an amount that, when taken, will not adversely affect the repayment ability of the Borrower. Dividend payments may only be made if: (1) the Borrower is and, after giving effect to such payment, will remain in compliance with covenants of this Agreement and the Conditional Commitment, including, without limitation, the financial covenants contained in Section 5.24 above; (2) all Borrower debts (including trade debts) are paid to a current status; (3) all taxes and insurance are paid; (4) Borrower has the required equity and working capital funds in place as required by this Agreement.

6.06   Officer Compensation.   Borrower shall not compensate any officer or owner in an amount that will adversely affect the repayment ability of the Borrower.   No officer or owner compensation may be increased year-to-year unless: (1) the Borrower is and, after giving effect to such increase, will remain in compliance with covenants of this Agreement and the Conditional Commitment, including, without limitation, the financial covenants contained in Section 5.24 above; (2) all Borrower debts (including trade debts) are paid to a current status; (3) all taxes and insurance are paid; (4) Borrower has the required equity and working capital funds in place as required by this Agreement.

6.07   Funded Debt.   Borrower shall not, without the prior written consent of the Lender, incur in the aggregate in any Fiscal Year, more than $150,000 in funded debt (i.e. long term interest-bearing debt) for the purchase of capital assets.

6.08   Change in Business.   The Borrower shall not engage, directly or indirectly, in any material respect in any line of business substantially different from the business being conducted by Borrower as of the date hereof.

6.09   Changes in Accounting.   The Borrower will not change its methods of accounting, unless such change is permitted by GAAP, and provided such change does not have the effect of curing or preventing what would otherwise be an Event of Default or Default Condition had such change not taken place.

6.10   ERISA Funding and Termination.   Borrower shall not permit (i) the funding requirements of ERISA with respect to any employee plan to be less than the minimum required by ERISA at any time; or (ii) any employee plan to be subject to involuntary termination proceedings at any time.

6.11   Transactions with Affiliates.

(a)   Borrower shall not enter into any transaction with any Subsidiary or other Affiliate, including, without limitation, the purchase, sale, or exchange of Property, or the loaning or giving of funds to any Affiliate or any Subsidiary unless such Subsidiary or Affiliate is engaged in a business substantially related to the business conducted by Borrower, the transaction is in the ordinary course of and pursuant to the reasonable requirements of Borrower's business and upon terms substantially the same and no less favorable to Borrower as it would obtain in a comparable arm's length transaction with any Person not an Affiliate or a Subsidiary, and so long as such transaction is not otherwise prohibited under this Agreement or any of the Loan Documents.

(b)   Borrower shall not create or acquire any Subsidiary.

6.12   Change of Use. Borrower shall not alter or change the use of a Facility or enter into any lease or management agreement for a Facility other than the leases and management agreements in place as of the date of this Agreement, unless Borrower first: (i) notifies Lender and provides Lender a copy of the proposed lease or management agreement; (ii) obtains Lender's written consent; and (iii) obtains and provides Lender with a subordination agreement in form satisfactory to Lender from such lessee or manager subordinating all rights to the rights of Lender.

6.13   Place of Business. Borrower shall not change its Executive Office or open any new place of business without first giving Lender at least thirty (30) days prior written notice thereof and promptly providing Lender such information as Lender may request in connection therewith. Borrower shall not move their principal place of business or elect to change its name, identity or structure without Lender's prior written approval at least thirty (30) days prior to the effective date thereof.

6.14   Change of Ownership. Borrower shall not change its ownership without obtaining the Lender and RD's prior written consent and only in compliance with all applicable RD Regulations.

6.15   Sale of Stock. Borrower shall not sell, transfer or issue any additional Capital Stock of Borrower.

6.16   Sale of Fixed Assets. Borrower shall not sell, transfer or otherwise encumber fixed assets without the concurrence of the Lender and the RD. Borrower shall not sell equipment except for equipment which has become worn or obsolete and which, in the ordinary course of business, is being replaced with equipment of equal or greater value.

6.17   Loans to Affiliates. Borrower shall not make any outside investment and/or loans/advances to stockholders, owners, officers or Affiliates without the prior written consent of the Lender.

6.18   Miscellaneous Covenants.

(a)   Borrower shall not become or be a party to any contract or agreement which at the time of becoming a party to such contract or agreement materially impairs Borrower's ability to perform under this Agreement, or under any other instrument, agreement or document to which Borrower is a party or by which it is or may be bound.

(b)   Borrower shall not carry or purchase any "margin stock" within the meaning of Regulations U, T or X of the Board of Governors of the Federal Reserve System, 12 C.F.R., Chapter II.

ARTICLE VII
DEFAULTS AND REMEDIES

7.01   Event of Default. An "Event of Default" shall exist if any one or more of the following events shall occur:

(a)   Borrower shall fail to pay when due any principal of, or interest on, the Note or any other fee or payment due hereunder or under any of the Loan Documents when due, and such failure continues for a period of five (5) days following notice from the Lender to the Borrower thereof;

(b)   Any certificate, statement, representation, warranty or audit heretofore or hereafter furnished by or on behalf of the Borrower, the Guarantors or any of them, pursuant to or in connection with this Agreement or otherwise (including, without limitation, representations and warranties contained herein or in any Loan Document) or as an inducement to Lender to extend any credit to or to enter into this or any other agreement with the Borrower, in connection with this Loan, proves to have been false in any material respect at the time when the facts therein set forth were stated or certified, or proves to have omitted any substantial contingent or unliquidated liability or claim against the Borrower, the Guarantors or any of them, or on the date of execution of this Agreement there shall have been any material adverse change in any of the facts previously disclosed by any such certificate, statement, warranty or audit, which change shall not have been disclosed to Lender in writing at or prior to the time of such execution;

(c)   Borrower shall breach any covenant or obligation contained in this Agreement or the other Loan Documents; provided, however, that if such breach is capable of being cured and if the Borrower shall have commenced to cure such breach within five (5) days following the earlier of notice thereof to or knowledge thereof by Borrower and shall proceed continuously in good faith and with due diligence to cure such breach, Borrower shall have thirty (30) days to cure such breach;

(d)   Borrower shall breach or violate the terms of, or if a Default Condition or Event of Default occurs under any existing or future agreement (related or unrelated) (including without limitation the other Loan Documents) between Borrower and Lender;

(e)   Borrower shall default on any other agreement, document or instrument to which Borrower is a party, which default shall cause a Material Adverse Effect.

(f)   Borrower shall: (i) apply for or consent to the appointment of a receiver, custodian, trustee, intervener or liquidator of Borrower or all or a substantial part of Borrower's assets; (ii) voluntarily become the subject of a bankruptcy, reorganization or insolvency proceeding or be insolvent, or admit in writing that Borrower is unable to pay its debts as they become due or generally not pay its debts as they become due; (iii) make a general assignment for the benefit of creditors; (iv) file a petition or answer seeking reorganization or an arrangement with creditors or to take advantage of any bankruptcy or insolvency laws; (v) file an answer admitting the material allegations of, or consent to, or default in answering, a petition filed against such party in any bankruptcy, reorganization or insolvency proceeding; or (vi) general failure by Borrower to pay its debts as they become due;

(g)   An order, judgment or decree shall be entered by any court of competent jurisdiction approving a petition appointing a receiver, custodian, trustee, intervener or liquidator of Borrower or of all or substantially all of Borrower's assets, and such order, judgment or decree shall continue unstayed and in effect for a period of sixty (60) days; or a complaint or petition shall be filed against Borrower seeking or instituting a bankruptcy, insolvency, reorganization, rehabilitation or receivership proceeding of Borrower, and such petition or complaint shall not have been dismissed within sixty (60) days;

(h)   Any final judgment or order having a Material Adverse Effect shall be rendered against the Borrower or any subsidiary and remain in effect for thirty (30) days without being stayed or deferred;

(i)   Any Lien or security interest in favor of Lender shall cease to be valid, enforceable and perfected and prior to all other Liens and security interests other than Permitted Liens or if Borrower or any Governmental Authority shall assert the same;

(j)   Any Guarantor shall attempt to terminate its Guaranty or deny that such Guarantor has any liability thereunder, or any Guaranty shall be declared null and void and of no further force and effect;

(k)   There is any change in Borrower's financial condition which, in Lender's opinion, has or would be reasonably likely to have a Material Adverse Effect;

(l)   A Change of Control shall occur;

(m)   Borrower shall (i) engage in any "prohibited transaction" (as defined in ERISA); (ii) incur any "accumulated funding deficiency" (as defined in ERISA); (iii) incur any "reportable event" (as defined in ERISA); (iv) terminate any "plan" (as defined in ERISA); (v) become involved in any proceeding in which the Pension Benefit Guaranty Corporation shall seek appointment, or is appointed, as trustee or administrator of any "plan" (as defined in ERISA), and such event or condition either (x) remains uncured for a period of thirty (30) days from the date of occurrence; and (y) could, in Lender's reasonable business judgment, subject the Borrower to any tax, penalty or other liability having a Material Adverse Effect;

(n)   If any other Person (other than Lender) party to a Loan Document breaches or violates any term, provision or condition of such Loan Document, and such breach or violation continues beyond any applicable cure period contained therein.

7.02   Remedies Upon Default. If an Event of Default shall have occurred and be continuing, then Lender at its option may: (i) declare the principal of, and all interest then accrued on, the Note and any other Obligations of Borrower to Lender to be forthwith due and payable, whereupon the same shall forthwith become due and payable without notice, presentment, demand, protest, all of which Borrower hereby expressly waives, anything contained herein or in the Note to the contrary notwithstanding; (ii) without notice of default or demand, pursue and enforce any of Lender's rights and remedies under the Loan Documents or otherwise provided under or pursuant to any applicable law or agreement, including, without limitation, any and all rights and remedies available to Lender under the Security Agreements, Mortgage, the Code or other applicable law or agreement, which rights and remedies may be exercised individually, severally, successively or concurrently, including the following rights and remedies (which list is given by way of example and is not intended to be an exhaustive list of all such rights and remedies):

(a)   The right to take possession of, send notices regarding and collect directly the Collateral, with or without judicial process (including without limitation the right to notify the United States postal authorities to redirect mail addressed to Borrower to an address designated by Lender); or

(b)   By its own means or with judicial assistance, enter Borrower's premises and take possession of the Collateral, or render it unusable, or dispose of the Collateral on such premises without any liability for rent, storage, utilities or other sums, and Borrower shall not resist or interfere with such action; or

(c)   Require Borrower, at Borrower's expense, to assemble all or any part of the Collateral (other than real property or fixtures) and made it available to Lender at any place designed by Lender.

Borrower agrees that a notice received by it at least seven (7) days before the time of any intended public sale or of the time after which any private sale or other disposition of the Collateral is to be made, shall be deemed to be reasonable notice of such sale or other disposition. If permitted by applicable law, any perishable inventory or Collateral which threatens to speedily decline in value or which is sold on a recognized market may be sold immediately by Lender without prior notice to Borrower. Borrower covenants and agrees not to interfere with or impose any obstacle to Lender's exercise of its rights and remedies with respect to the Collateral, after the occurrence of an Event of Default hereunder. Lender shall have no obligation to clean up or prepare the Collateral for sale. If Lender sells any of the Collateral upon credit, Borrower will only be credited with payments actually made by the purchaser thereof, that are received by Lender. Lender may, in connection with any sale of the Collateral specifically disclaim any warranties of title or the like.

7.03   Nature of Remedies. All rights and remedies granted Lender hereunder or under the Loan Documents, or otherwise available at law or in equity, shall be deemed concurrent and cumulative, and not alternative remedies, and Lender may proceed with any number of remedies at the same time until all Obligations are satisfied in full. The exercise of any one right or remedy shall not be deemed a waiver or release of any other right or remedy, and Lender, upon or at any time after the occurrence of an Event of Default, may proceed against Borrower, at any time, under any agreement, with any available remedy and in any order.

7.04   Set-Off. In addition to all other rights, options and remedies granted or available to Lender under this Agreement or the Loan Documents (each of which is also then exercisable by Lender), upon or at any time after the occurrence and during the continuation of an Event of Default, Lender shall have and be deemed to have, without notice to Borrower, the immediate right of set-off against any amounts owed by Lender or an Affiliate of Lender to Borrower and may apply the funds or amounts thus set-off against any of Borrower's Obligations hereunder.


ARTICLE VIII
MISCELLANEOUS


8.01   Participations and Assignments.

(a)   The Lender may, in the ordinary course of its commercial banking business and in accordance with applicable law, at any time sell participations to one or more commercial banks or other persons or entities (each a "Participant") in all or a portion of its rights and obligations under this Agreement and the other Loan Documents (including, without limitation, all or a portion of the Loan and the Note), provided that: (i) the Lender's obligations under this Agreement and the other Loan Documents shall remain unchanged, (ii) the Lender shall remain solely responsible to Borrower for the performance of such obligations, and (iii) Borrower shall continue to deal solely and directly with the Lender in connection with the Lender's rights and obligations under this Agreement and each of the other Loan Documents.

(b)   The Lender may, in the ordinary course of its commercial banking business and in accordance with applicable law, at any time assign the Loan, the Note and its rights and obligations under this Agreement and the other Loan Documents (or any part or parts thereof) to a commercial bank or other Person. Borrower agrees with each present and future participant in the Loan that if an Event of Default should occur, each present and future participant shall have all of the rights and remedies of Lender with respect to any deposit due from any participation agreement with Lender, and the execution by the Borrower of this Agreement, regardless of the order of execution, shall evidence an agreement between the Borrower and said participant in accordance with the terms of this Section.

(c)   Lender may divulge to any participant, assignee or co-lender or prospective participant, assignee or co-lender it may obtain in the Loan or any portion thereof all information, and furnish to such

Person copies of any reports, financial statements, certificates and documents obtained under any provision of this Agreement or the Loan Documents.

8.02   Indemnification.   In addition to the Borrower's agreement to reimburse Lender pursuant to Section 8.03 or otherwise hereunder, and without duplication thereof, Borrower hereby releases and agrees to indemnify, defend and hold harmless Lender and its officers, employees and agents, of and from any claims, demands, liabilities, obligations, judgments, injuries, losses, damages and costs and expenses (including, without limitation, reasonable legal fees) resulting from: (i) acts or conduct of Borrower under, pursuant or related to this Agreement and the other Loan Documents; (ii) Borrower's breach or violation of any representation, warranty, covenant or undertaking contained in this Agreement or the other Loan Documents; (iii) Borrower's failure to comply with any or all laws, statutes, ordinances, governmental rules, regulations or standards, whether foreign, federal, state, territorial, local, or court or administrative orders or decrees (including without limitation, Environmental Laws); and (iv) any claim by any other creditor of Borrower against Lender arising out of any transaction whether hereunder or in any way related to the Loan Documents and all costs, expenses, fines, penalties or other damages resulting therefore, unless resulting solely from acts or conduct of Lender constituting willful misconduct or gross negligence.   This indemnification shall survive the termination of this Agreement and the payment and satisfaction of the Obligations.

8.03   Expenses of Lender.   At Closing and from time to time thereafter, Borrower will pay upon demand of Lender all reasonable costs, fees and expenses of Lender in connection with: (i) the analysis, negotiation, preparation, execution, administration, delivery and termination of this Agreement, and other Loan Documents and the documents and instruments referred to herein and therein, and any amendment, amendment and restatement, supplement, waiver or consent relating hereto or thereto, whether or not any such amendment, amendment and restatement, supplement, waiver or consent is executed or becomes effective, search costs, the reasonable fees, expenses and disbursements of counsel for Lender and reasonable charges of any expert consultant to Lender; (ii) the enforcement of Lender's rights hereunder, or the collection of any payments owing from Borrower under this Agreement and/or the other Loan Documents or the protection, preservation or defense of the rights of Lender hereunder and under the other Loan Documents; and (iii) any refinancing or restructuring of the credit arrangements provided under this Agreement and other Loan Documents in the nature of a "work-out" or of any insolvency or bankruptcy proceedings, or otherwise (including the reasonable fees and disbursements of counsel for Lender).

8.04   Governing Law; Waiver of Jury Trial; Service of Process; Consent to Jurisdiction.   This Agreement and the other Loan Documents are being delivered and approved by Lender, and are intended to be performed, in the State of GEORGIA, and the substantive laws of GEORGIA, without regard to its conflicts of law, shall govern the validity, construction, enforcement and interpretation of this Agreement and all other Loan Documents. The Loan transaction which is evidenced by the Note and this Agreement has been applied for, considered, approved and made, and all necessary loan documents have been accepted by Lender in the State of GEORGIA. BORROWER AND EACH GUARANTOR HEREBY IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF ANY UNITED STATES FEDERAL OR GEORGIA STATE COURT SITTING IN DEKALB COUNTY, GEORGIA IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND IRREVOCABLY AGREE THAT ALL CLAIMS IN RESPECT OF SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN ANY SUCH COURT AND IRREVOCABLY WAIVES ANY OBJECTION IT MAY NOW OR HEREAFTER HAVE AS TO THE VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN SUCH A COURT OR THAT SUCH COURT IS AN INCONVENIENT FORUM. NOTHING HEREIN SHALL LIMIT THE RIGHT OF LENDER TO BRING PROCEEDINGS AGAINST THE BORROWER OR ANY GUARANTOR IN THE COURTS OF ANY OTHER JURISDICTION. ANY JUDICIAL PROCEEDING BY THE BORROWER OR ANY

GUARANTOR AGAINST THE LENDER OR ANY AFFILIATE OF LENDER INVOLVING, DIRECTLY OR INDIRECTLY, ANY MATTER IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS AGREEMENT SHALL BE BROUGHT ONLY IN A COURT IN DEKALB COUNTY, GEORGIA. BORROWER AND LENDER HEREBY WAIVE ANY AND ALL RIGHTS IT MAY HAVE TO A JURY TRIAL IN CONNECTION WITH ANY LITIGATION, PROCEEDING OR COUNTERCLAIM ARISING WITH RESPECT TO RIGHTS AND OBLIGATIONS OF THE PARTIES HERETO OR UNDER THE LOAN DOCUMENTS OR WITH RESPECT TO ANY CLAIMS ARISING OUT OF ANY DISCUSSIONS, NEGOTIATIONS OR COMMUNICATIONS INVOLVING OR RELATED TO ANY PROPOSED RENEWAL, EXTENSION, AMENDMENT, MODIFICATION, RESTRUCTURE, FORBEARANCE, WORKOUT OR ENFORCEMENT OF THE TRANSACTIONS CONTEMPLATED BY THE LOAN DOCUMENTS.

8.05   Survival of Representation and Warranties. All representations and warranties herein and in certificates or report delivered pursuant hereto shall be deemed to have been material and relied on by Lender, notwithstanding any investigation, search of public records, review or acceptance of certifications by Borrower, Guarantor or third parties whenever or however made or made by or on behalf of Lender, and shall survive the execution and delivery to Lender of the Note, this Agreement and the other Loan Documents.

8.06   Consequential Damages. Neither Lender nor any agent or attorney of Lender shall be liable for any consequential damages arising from any breach of contract, tort or other wrong relating to the establishment, administration or collection of the Obligations.

8.07   Waiver. No failure to exercise, and no delay in exercising, on the part of Lender, any right hereunder or under any Loan Documents shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right. The rights of Lender hereunder and under the other Loan Documents shall be in addition to all other rights provided by law. No notice or demand given in any case shall constitute a waiver of the right to take other action in the same, similar or other circumstances without such notice or demand. Except for any defense which would constitute a compulsory counterclaim, Borrower hereby agrees that any and all causes of action and claims which it may ever have against the Lender shall not be raised by Borrower as a defense or counterclaim in any suit or proceeding brought by Lender against Borrower for the collection of the Obligations or enforcement of this Agreement, but shall instead be brought, if at all, by a separate suit or proceeding.

8.08   Notices. Except as otherwise provided herein, any notices or other communication required or permitted to be given by any of the Loan Documents must be given in writing and must be personally delivered or mailed by prepaid certified or registered mail to the party to whom such notice or communication is directed at the address of such party as follows:

Borrower/Guarantor: Two Buckhead Plaza
3050 Peachtree Road NW
Suite 570
Atlanta, GA 30305
Attn: Christopher Brogdon

Lender: Metro City Bank
5441 Buford Highway
Suite 109
Doraville, GA 30340
Attn: Mr. Nack Paek

Any such notice or other communication shall be deemed to have been given (whether actually received or not) on the day it is personally delivered as aforesaid or, if mailed, on the third day after it is mailed as aforesaid. Any party may change its address for purposes of this Agreement by giving notice of such change to all other parties pursuant to this Section 8.08.

8.09   Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable by a court of competent jurisdiction, then such provision shall be severed from this Agreement and the remaining provisions shall remain in full force and effect, shall not be effected by the illegal, invalid or unenforceable provision or by its severance from this Agreement and shall be enforced to the greatest extent permitted by law.

8.10   Maximum Interest Rate. Regardless of any provision contained in this Agreement, the Note or in any of the other Loan Documents, Lender shall never be deemed to have contracted for or be entitled to receive, collect or apply as interest (whether terms interest in the Loan Documents or deemed to be interest by judicial determination or operation of law) on the Note, any amount in excess of the maximum rate of interest permitted to be charged by applicable law, and, in the event Lender ever receives, collects or applies as interest any such excess, such amount which would be excessive interest shall be deemed to be a partial payment of principal and treated hereunder as such, and, if the principal balance of the Note is paid in full, any remaining excess shall forthwith be paid to Borrower.

8.11   Entirety and Amendments. The Loan Documents embody the entire agreement between the parties and superseded all prior agreement and understandings, if any, relating to the subject matter hereof and thereof, and this Agreement and the other Loan Documents may be amended only by an instrument in writing executed by both parties.

8.12   Parties Bound. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns, trustees and legal representatives; provided, however, that Borrower may not, without the prior written consent of Lender, assign, in whole or in part, this Agreement, the Loan Documents, or any rights, powers, duties or obligations hereunder or thereunder.

8.13   Headings. Section headings are for convenience of reference only, are not to be considered a part hereof, and shall in no way limit or otherwise affect the interpretation of this Agreement, or any of the terms hereof.

8.14   Time of the Essence. Time is of the essence of this Agreement and the other Loan Documents.

8.15   Interpretation. No provision of this Agreement shall be construed against or interpreted to the disadvantage of any party hereto by any court or other governmental or judicial authority by reason of such party having or being deemed to have structured or dictated such provision.

8.16   Lender Not a Joint Venturer. Neither this Agreement nor any agreements, instruments, documents or transactions contemplated hereby (including the Loan Documents) shall in any respect be interpreted, deemed or construed as making Lender a partner or joint venture with Borrower or as creating any similar relationship or entity, and Borrower agrees that it will not make any contrary assertion, contention, claim or counterclaim in any action, suit or other legal proceeding involving Lender.

8.17   Acceptance. This Agreement, together with the other Loan Documents, shall not become effective unless and until delivered to Lender and accepted in writing by Lender thereafter at such office as evidenced by its execution hereof (notice of which delivery and acceptance are hereby waived by Borrower).

8.18   Cure of Defaults by Lender. If hereafter Borrower defaults in the performance of any duty or obligation to Lender hereunder, Lender may, at its option, but without obligation, cure such default and any costs, fees and expenses incurred by Lender in connection therewith, including, without limitation, for the purchase of insurance, the payment of taxes and the removal or settlement of liens and claims, shall be due upon demand, or at Lender's election, and in its sole discretion, be deemed to be advances against the Note, whether or not this creates an over-advance thereunder, and shall be payable in accordance with its terms.

8.19   Attorney-in-Fact. Borrower hereby designates, appoints and empowers Lender irrevocably as its attorney-in-fact, at Borrower's cost and expense, to do in the name of Borrower any and all actions which Lender may deem necessary or advisable to carry out the terms hereof upon the failure, refusal or inability of Borrower to do so and Borrower hereby agrees to indemnify and hold Lender harmless from any costs, damages, expenses or liabilities arising against or incurred by Lender in connection therewith. Without limitation, Borrower specifically authorizes all federal, state and municipal authorities to furnish to Lender reports of examinations, records and other information relating to the conditioned affairs of Borrower upon Lender's request.

8.20   Conflicts. In the event there is any conflict between this Agreement and the Conditional Commitment, the Conditional Commitment shall control.

8.21   Counterparts. This Agreement may be executed in two or more counterparts, each of which may be executed by one or more of the parties hereto, but all of which, when taken together, shall constitute a single agreement binding upon all of the parties hereto.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties have executed this Loan Agreement on the _____ day of September, 2010.

BORROWER:

    COOSA NURSING ADK, LLC



    By:_____

    Name: Christopher Brogdon
    Its: Manager

CORPORATE GUARANTOR:

    ADCARE HEALTH SYSTEMS, INC.



    By:_____

    Name: Christopher Brogdon
    Its: Vice Chairman

PERSONAL GUARANTOR:



_____

Name: Christopher Brogdon

LENDER:

    METRO CITY BANK, a GEORGIA banking corporation

    By:_____
    Name: Nack Paek
    Title: Chairman

Real Property Description

ALL THAT TRACT OR PARCEL OF LAND LYING IN AND BEING A PORTION OF THE NORTHWEST QUARTER OF THE SOUTHEAST QUARTER, SECTION TWENTY-NINE (29), TOWNSHIP TWELVE (12) SOUTH, RANGE SEVEN (7) EAST OF THE HUNTSVILLE MERIDIAN, CITY OF GLENCOE OF ETOWAH COUNTY, ALABAMA AND BEING MORE PARTICULARLY DESCRIBED AS FOLLOWS:

COMMENCING AT THE NORTHWEST CORNER OF NORTHWEST QUARTER OF THE SOUTHEAST QUARTER RUNNING THENCE ALONG THE NORTH LINE THEREOF S 89°53'10" E A DISTANCE OF 977.75' TO A POINT THENCE S 54°19'50" W A DISTANCE OF 238.70' TO A CRIMP TOP PIPE FOUND, WHICH IS THE TRUE POINT OF BEGINNING.

THENCE S 54°19'50" W A DISTANCE OF 511.44' TO A CRIMP TOP PIPE FOUND; THENCE S 35°47'11" E A DISTANCE OF 511.24' TO AN IRON PIN FOUND; THENCE N 54°20'50" E A DISTANCE OF 235.62' TO AN IRON PIN FOUND; THENCE S 35°43'58" E A DISTANCE OF 412.44' TO AN IRON PIN FOUND; THENCE N 54°33'55" E A DISTANCE OF 39.89' TO AN IRON PIN FOUND; THENCE N 35°43'19" W A DISTANCE OF 412.58' TO AN IRON PIN FOUND; THENCE N 54°14'57" E A DISTANCE OF 235.71' TO AN IRON PIN FOUND; THENCE N 35°46'15" W A DISTANCE OF 510.99' TO AN IRON PIN FOUND WHICH IS THE TRUE POINT OF BEGINNING.

SAID TRACT OR PARCEL OF LAND CONTAINS 6.380 ACRES AND IS DEPICTED ON AN ALTA/ACSM PLAT OF SURVEY PREPARED BY LANDPRO SURVEYING AND MAPPING, INC., DATED JULY 27, 2010. BEING KNOWN COMMONLY AS 513 PINEVIEW AVENUE, GLENCOE, ALABAMA 35905.

<u>Schedule 1.01(a)</u>

<u>Permitted Indebtedness</u>

None.

Schedule 1.01(b)

Permitted Liens

None.

Schedule 4.04

Subsidiaries

None.

Schedule 4.05

Capital Stock

Hearth and Home of Ohio, Inc. – 100%

<u>Schedule 4.06(b)</u>

<u>Leases, Licenses, Easements and Similar Agreements</u>

Schedule 4.16(b)

Trademarks, Service Marks Patents and Copyrights